# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,476,069; sole dispositive power 0; shared dispositive power 9,476,069; aggregate amount beneficially owned 9,476,069 (4.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock (as defined below) outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on May 5, 2026.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,476,069; sole dispositive power 0; shared dispositive power 9,476,069; aggregate amount beneficially owned 9,476,069 (4.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,476,069; sole dispositive power 0; shared dispositive power 9,476,069; aggregate amount beneficially owned 9,476,069 (4.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 22, 2021, as amended and supplemented by Amendment No. 1 filed on January 18, 2022, Amendment No. 2 filed on August 16, 2024, Amendment No. 3 filed on November 13, 2024, Amendment No. 4 filed on March 5, 2025, Amendment No. 5 filed on June 10, 2025, Amendment No. 6 filed on September 15, 2025 and Amendment No. 7 filed on May 7, 2026 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Holdings III-A, LLC, a Cayman Islands limited liability company, and (ii) TPG Holdings I-A, LLC, a Delaware limited liability company. TPG Holdings III-A, LLC is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG VII Magni SPV, L.P., a Delaware limited partnership, which directly holds 8,281,252 shares of Common Stock, and (ii) TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Lonestar GenPar I, L.P., a Delaware limited partnership, which is the general partner of TPG Lonestar I, L.P., a Delaware limited partnership, which directly holds 57,505 shares of Common Stock. TPG Holdings I-A, LLC is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni Co-Invest, L.P., a Delaware limited partnership (together with TPG VII Magni SPV, L.P. and TPG Lonestar I, L.P., the "TPG Funds"), which directly holds 1,137,312 shares of Common Stock."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph titled "June 2025 Lock-Up Agreement":

"On May 21, 2026, the TPG Funds sold an aggregate of 2,152,115 shares of Common Stock at a price of $32.51 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "May 21, 2026 Offering")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 9,476,069 shares of Common Stock, which constitutes approximately 4.3% of the outstanding shares of Common Stock."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment amends and restates Item 5(e) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the May 21, 2026 Offering, on May 21, 2026 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock."

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (05/26/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (05/26/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (05/26/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).